MOL Plc.
Finance



14th February, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.



Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari~~ Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,



Michel-Marc Delcommune
Chief Strategy Officer



Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS



RECEIVED
MAR 6 2006
160
SECTION

21 December, 2005

Change in the regulation of the gas business

MOL Hungarian Oil and Gas Company hereby announces that the Minister of Economy and Transport – in line with his obligation to set the gas price in every six months – published the new wholesale and end user prices as of 18 January 2006. The wholesale price of the natural gas expected to be increased by an average 10%. The gas price increase has been triggered by the continuous increase in the import gas price and the strengthening of the US dollar against the HUF.

According to our calculation, if the import gas price and foreign exchange rates develop in line with expectations, the current gas price increase will not cover the import costs of the public utility wholesale company in the first half of 2006.

Along with the price setting for the first quarter of 2006 the Minister of Economy and Transport issued a decree on the natural gas price regulation to be in force until 31 December 2009, which makes the price regulation more transparent than earlier. The price setting will be made on a quarterly basis in contrast to the current half year period, as a result the price setting can follow more easily the market development. Paralelly the regulated return in transmission will change to 6.9% from the earlier 8.5% and to 8.4% from 10% in storage serving public utility supply. In case of MOL Földgázellátó Rt. (wholesale, marketing and trading) new element is a 0.5% return on the Cost of goods purchased for resale. At the same time there is a change in the decree on system access tariffs (transport, storage), the new tariffs have already been set in line with the new returns defined in the regulation mentioned above.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS


SEC MAIL PROCESSING
RECEIVED
MAR 6 2006
WASH, D.C. 160 SECTION

21 December, 2005

Conditional EU Commission approval for the gas business transaction between MOL and E.ON-Ruhrgas International

The EU Commission announced on 21 December 2005, that they have granted conditional approval for the agreement between MOL Hungarian Oil and Gas Rt. (MOL) and E.ON Ruhrgas International AG (ERI) on the partial sale and associated option agreements relating to MOL's Hungarian midstream gas assets: MOL Földgázellátó Rt. (wholesale, marketing and trading, "WMT"); MOL Földgáztároló Rt. ("Storage"); MOL Földgázszállító Rt. ("Transmission") and Panrusgaz Magyar-Orosz Gázipari Rt, signed in November 2004.

According to the conditions set by the EU Commission, MOL should fully divest its stake in WMT and Storage, and is not allowed to exercise its put option for a portion of 25% plus one stake in Transmission. In addition, exercising the put option for 75% minus one share stake in Transmission requires additional approval by the EU Commission. Furthermore, ERI should release 50% of the gas, subject to the supply contract concluded previously between WMT and MOL, and additionally it should also sell further 1 billion m^3 natural gas in an auction program. These together correspond to approximately 14% of total gas consumption.

In order to close the transaction, MOL and ERI have to agree on the final terms of the transaction, taking into consideration changes in the industry environment and the conditions set by the EU Commission.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

 MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS


SEC MAIL
PROCESSING
RECEIVED
MAR 6 2006
WASH, D.C.
160
SECTION

23 December, 2005

MOL Natural Gas Storage Plc. signed an agreement with the Ministry of Economy and Transport on the transfer of ownership of cushion gas

On 22 December 2005, MOL Natural Gas Storage Plc. ("MOL Storage") signed an agreement with the Ministry of Economy and Transport on the transfer of ownership of approximately three billion cubic meters of cushion gas for a HUF 60 billion royalty payment.

MOL Storage Plc. guarantees to the Hungarian State that it will not produce the cushion gas obtained during the transaction for 16 years. In return, the Hungarian State guarantees a return to MOL equivalent to its Group return target.

The majority of the cushion gas, necessary for the normal operation of the underground gas storage business, is currently owned by the Hungarian State. After the closing of the transaction, MOL Storage will own of all of the cushion gas, which is necessary for the operation of the four largest underground storage facilities.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924


MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS



23 December, 2005

Agreement on the extension of production licences for 12 mining sites and future royalty obligations

MOL Hungarian Oil and Gas Company hereby announces, that on 22 December 2005, in line with Act XLVIII of 2003 on Mining, it signed an agreement with the Minister of Economy and Transport on the extension of production licences for 12 mining sites until 2010.

According to the agreement, MOL will pay between 1.02 and 1.05 times the present royalty rate for all hydrocarbon produced at the current mining sites until 2020. The rate of mining royalty for natural gas put into development before 1998 will continue to decline gradually.

Given that the multiple applied in the agreement is less than the maximum 1.2 multiple set in the Mining Act, MOL will make a one-off payment of HUF 20 billion in 2005. As a result of the agreement, MOL will operate its Hungarian Upstream business in a more transparent regulatory environment, and will make an appropriate return on its investments.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS


RECEIVED
MAR 6 2006
WASH, D.C.
160
SECTION

27 December, 2005

Announcement on the change in the influence

Based on the announcement made on 27 December 2005 by MOL Hungarian Oil and Gas Plc. about the option rights on treasury shares, BNP Paribas and the Slovintegra-Slovbena shareholder group announced the change in their influence. On 23 December 2005 BNP Paribas exercised its option and as a result its ownership increased from 8,806 "A" series MOL shares to 7,561,680 "A" series MOL shares, thus its influence increased to 7.45%. At the same time with the sale of 7,552,874 "A" series MOL shares the influence of Slovintegra-Slovbena decreased from 7.45% to 0%

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS



RECEIVED
MAR 6 2006
WASH, D.C.
160
SECTION

27 December, 2005

Agreement regarding option rights on treasury shares

MOL Hungarian Oil and Gas Plc. hereby announces that the Slovintegra-Slovbena ("SISB") shareholder group, BNP Paribas SA ("BNP") and MOL Plc. signed an agreement on 23 December 2005 regarding option rights on MOL's treasury shares.

According to this agreement, MOL has appointed BNP to exercise its call option on shares held by SISB, and BNP exercises its option to purchase 7,552,874 "A" series MOL shares from SISB.

Following completion of the transaction, MOL will receive an American call option on 7,552,874 "A" series MOL shares from BNP, in addition to BNP will receive a European put option on the same number of MOL shares from MOL. For both options the expiration date is 18 December 2006 and the exercise price is HUF 7,645 per share. The exercise price was based on option agreements concluded between MOL and SISB in November 2002.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS


RECEIVED
MAR 6 2006
160
SECTION

27 December, 2005

Public bid for „C" series shares

MOL Hungarian Oil and Gas Plc. hereby announces that it has made a public bid for all "C" series MOL shares on 27 December 2005. "C" series shares are currently held exclusively by MOL Plc. and the Slovintegra-Slovbena shareholder group.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS


RECEIVED
MAR 6 2006
160
SECTION

28 December, 2005

Closing of the public bid for „C" series shares and change in the number of treasury shares

MOL Hungarian Oil and Gas Plc. hereby announces that following the 28 December 2005 closing of the public bid for all "C" series MOL shares made on 27 December 2005, it acquired 209 "C" series shares at HUF 20,000 per share. As a results of the transaction MOL became the owner of all, 578 "C" series MOL shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS


SEC MAIL PROCESSING
RECEIVED
MAR 6 2006
WASH, D.C. 160 SECTION

29 December, 2005

MOL Treasury share transaction

MOL Hungarian Oil and Gas Plc. announces that on 29 December 2005 it sold and at the same time repurchased 7,411,696 "A" series MOL shares at a price of HUF 19,750 through ING Bank Ltd. on the Budapest Stock Exchange.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS



9 January, 2006

MOL appoints the Bank of New York as successor depositary bank for GDR programme

MOL Hungarian Oil and Gas Plc., announced today that it appointed the Bank of New York as successor depositary bank for its Global Depositary Receipt (GDR) programme effective 9 January, 2006. MOL's global depositary receipts are listed on Luxembourg Stock Exchange (symbol MOL LX), traded on International Order Book (IOB) London (Reg S/GDR market under the ticker symbol MOLD) and on the PORTAL in the US 144A market (under the ticker symbol MOLMYP).

Each MOL depositary receipt (CUSIP 608464202 for the GDR programme and 608464103 for the 144A programme) represents one registered share traded on the Budapest Stock Exchange.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS


RECEIVED
MAR 6 2006

11 January, 2006

Change in influence in MOL

Pursuant to the Capital Market Act 2001. CXX MOL Hungarian Oil and Gas Company hereby informs the capital market on the following change in shareholder influence.
As a consequence of the change in the GDR depositary bank, on 9 January 2006, the former depositary, JPMorgan Chase Bank's influence decreased from 14.02% (14,242,620 shares) to 0%. At the same time the influence of the new GDR depositary, The Bank of New York increased from 0.01% (15.000 shares) to 14.04% (14.257.620 shares). The Bank of New York acts as the issuer of the depositary receipt (secondary securities based on MOL shares) and therefore exercises ownership rights for the beneficial owner of the GDR's.

For further information, please contact:

Investor Relations + 36 1 464 4725
facsimile: + 36 1 464 1335
MOL Communication + 36 1 464 1351
Citigate Dewe Rogerson + 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS


RECEIVED
MAR 6 2006
160
SECTION

13 January, 2006

MOL and E.ON-Ruhrgas International have agreed on the closing of the gas partnership transaction

On 12 January 2006, following the approval of the European Commission, MOL Hungarian Oil and Gas Rt. (MOL) and E.ON Ruhrgas International AG (ERI) agreed, that the closing of the partial sale of MOL's midstream gas business will take place on 31 March 2006. MOL and ERI signed an agreement in November 2004 on the sale of a 75% stake less one share in MOL Földgázellátó Rt. (wholesale, marketing and trading, "WMT") and in MOL Földgáztároló Rt. ("Storage") and 50% stake in Panrusgaz Magyar-Orosz Gázipari Rt ("Panrusgaz"). The Panrusgaz sale requires the consent of the other Panrusgaz shareholders.

Considering also the requirement set by the European Commission to fully divest WMT and Storage, MOL decided to sell 100% stake in WMT and Storage to ERI. The sale of the additional 25% plus one share stakes is still subject to the approval of the Hungarian Energy Office.

Due to the requirements set by the European Commission and changes in the industrial and regulatory environment, the parties have modified the original sale and purchase agreement. The final purchase price is dependent on the actual level of debt and working capital on the date of the closing and is subject to a number of price adjustment items. Based on the forecast 31 March 2006 balance sheet, the purchase price adjusted by the maximum amount of all potential future financial liabilities of MOL related to this transaction is EUR 300 million for the 100% ownership stakes in WMT and Storage. In addition to this ERI will make a payment of EUR 600 million to assume 100% of the debt of Storage and WMT (also based on a forecast 31 March 2006 balance sheet). Through the adjustment mechanism, the purchase price can potentially be increased by a maximum amount of EUR 290 million. The settlement of these price adjustments will take place semi-annually until the end of 2009.

In line with the announced 2006-2010 strategy MOL intends to utilise the capital released from the gas midstream businesses, in its key upstream and downstream business segments, on value creating investments to support the continued growth of the Group.

For further information, please contact:

MOL Investor Relations	+ 36 1 464 4725
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS


RECEIVED
MAR 6 2006
WASH. D.C.
160
SECTION

23 January. 2006

Change in influence in MOL

Pursuant to the Capital Market Act 2001. CXX MOL Hungarian Oil and Gas Company hereby informs the capital market of the following change in shareholder influence.
The FMR Corporation (82 Devonshire Street. Boston. Massachusetts 02109 USA) and Fidelity International Limited (Pembroke Hall. 42 Crow Lane. Hamilton. HMCX. Bermuda) joint interest in MOL Rt. decreased below 5% as of 17 January 2006. The shareholders together currently own a 4.76% voting interest in MOL Rt.

For further information, please contact:

Investor Relations — 36 1 464 4725
facsimile: — 36 1 464 1335
MOL Communication — 36 1 464 1351
Citigate Dewe Rogerson — 44 (0) 207 282 2924

▶ MOL Plc.

INVESTOR NEWS



SEC MAIL PROCESSING
RECEIVED
MAR 6 2006
WASH, D.C.
160
SECTION

31 January 2006

Investor Relations Officer has changed at MOL Rt.

MOL Hungarian Oil and Gas Company hereby announces that Company's Investor Relations Officer is Mr. Richard Benke from 1 February 2006 (e-mail: rbenke@mol.hu, phone: 36-1-464-1395, fax: 36-1-464-1335).